INTERNATIONAL GOLD CORP.
789 West Pender Street, Suite 1010
Vancouver, British Columbia
Canada V6C 1H2

July 10, 2008

United States
Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. John Reynolds
                   Assistant Director

RE:   International Gold Corp.
        Form S-1 Registration Statement
        Registration No. 333-123134

Dear Mr. Reynolds,

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, International Gold Corp. (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Tuesday, July 15, 2008, at 3:00 p.m., E.D.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and,

*

the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:   International Gold Corp.
        Form S-1 Registration Statement
        SEC File 333-123134
July 10, 2008

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

INTERNATIONAL GOLD CORP.

BY:   ROBERT M. BAKER
         Robert M. Baker, President, Principal Executive
         Officer, Principal Financial Officer, Principal
         Accounting Officer, Secretary/Treasurer and sole
         member of the Board of Directors.

cc: Conrad C. Lysiak